April 7, 2026

Phillipe Wolgen
Chief Executive Officer
Clinuvel Pharmaceuticals Limited
Level 22, 535 Bourke Street
Melbourne, VIC 3000
Australia

       Re: Clinuvel Pharmaceuticals Limited
           Amendment No. 2 to Draft Registrant Statement on Form 20-F Submitted March 30, 2026
           CIK No. 0001290877
Dear Phillipe Wolgen:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
March 19, 2026 letter.

Amendment No. 2 to Draft Registration Statement on Form 20-F
Item 4. Information on the Company
Grow the Research and Development..., page 27

1. We note your revisions in response to prior comment 3. Please address the following:
           We note that your disclosure on page 6 indicates that one or more submissions to
          EMA would be required prior to commercializing Scenesse for treatment of EPP in adolescents. Accordingly please revise the gray bar in the table so that it does not
          extend into the    Commercial    column.
           We note you are developing novel formulations of the melanocortin April 7, 2026
Page 2

            adrenocorticotropic hormone (   ACTH   ) as NEURACTHEL   in
multiple dosage
            forms. You disclose that the NEURACTHEL Instant candidate is a generic and that you have not conducted any clinical trials. Accordingly, please revise the graphic itself to reflect that you plan to seek approval for a generic product and remove the solid blue coloring from the Phase 1, 2 and 3 columns. Also revise the footnotes, as well as your discussion of NEURACTHEL on page 27, to identify the indication or indications that will be covered by your initial submission(s) to a European regulator or indicate that you have not yet made such a determination. Similarly, revise the graphic and footnotes thereto to disclose the indication(s) for which the
            NEURACTHEL modified release formulation is being studied, and revise your discussion on page 27 and throughout as appropriate to describe the ongoing
            preclinical program    for this product candidate.
              With respect to your presentation of the VLRX-L controlled-release peptide platform, please revise the table to explain, if true, that (i) this platform involves liquid injections and (ii) that you have not chosen a specific peptide for clinical development.
Research and Development, page 35

2. We note your revisions in response to prior comment 2, which we reissue in part. Please further revise your discussion related to your announced expansion of the VALLAURIX
       RD&I Centre to address the following:
           Discuss and quantify the support that you are to receive under the five-year investment plan. Disclose whether you are receiving grants, loans and/or other forms of support. Also, discuss your material obligations under the contract as well as the term and termination provisions.
           With reference to Items 4.D of Form 20-F, disclose an estimate of the amount of your planned expenditures for the expansion, including the amount of expenditures already paid. Clarify whether these expenditures are exclusive or inclusive of funding slated to be received from the Singaporean Economic Development Board.
           For guidance, refer to Item 4.D. of Form 20-F.

Item 5. Operating and Financial Review and Prospects
A. Operating Results - Research and Development, page 46

3. We acknowledge your response to prior comment seven and partially reissue our comment.
           Please revise to include in your disclosures a statement regarding whether you track direct research and development costs by program area.
           Revise your disclosure to disaggregate 'Direct R&D clinical site and program costs'
          currently included in 'other costs' for each period presented. We do not believe potential competitive harm is a valid reason for omitting this material information.
 April 7, 2026
Page 3

       Please contact Bonnie Baynes at 202-551-4924 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Louis Taubman